EXHIBIT 99.1

NEWS RELEASE DATED OCTOBER 29, 2009

TASMAN METALS LTD
Strategic Metals	Strategic Locations

NEWS RELEASE	29th October 2009

TASMAN METALS Ltd.

Vancouver, Canada – Tasman Metals Ltd. ( “Tasman” or the “Company”)  ( TSXV - TSM )

Tasman was established on October 22nd through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both capital pool companies, and a private company, Tasman Metals Ltd., under the Business Corporations Act (British Columbia).

The amalgamation serves as the qualifying transaction for both capital pool companies in accordance with the requirements of the TSX Venture Exchange (TSXV).  Further information regarding the amalgamation can be found in press releases dated 6th October 2009 and 27th August 2009 as jointly issued by Ausex and Lumex.    Tasman has obtained the conditional acceptance of the TSXV for the qualifying transaction, and it is anticipated that Tasman will receive final acceptance from the TSXV and begin trading on the TSXV under the symbol TSM on or about Tuesday, November 3rd, 2009.

The incoming board of Tasman directors comprises David Henstridge, Nick DeMare, Robert Atkinson, Michael Hudson and Mark Saxon.  Mr. Saxon has been appointed President and Chief Executive Officer, Mr. Henstridge as Non Executive Chairman, and Mr. DeMare as Chief Financial Officer.  Ms. Mariana Bermudez has been appointed Corporate Secretary.

To finance exploration expenditures on the Company's mineral properties and for working capital the Company has completed two non brokered financings, the first being a placement of 6,000,000 shares at $0.10 as announced August 27th and September 17th and a further non-brokered private placement of 7,000,000 units at price of 25 cents per unit, which each unit consisting one common share and one share purchase warrant, as announced on October 6th 2009. The financings have raised $2,350,000 less transaction costs, including cash finders fees.  The hold period on the private placement shares will all expire on or about February 27th 2010. In conjunction with the second placement, the Company issued 7,000,000 share purchase warrants, which form part of the units, with each warrant exercisable for a period of two years, at an exercise price of 40 cents per share in the first year and 50 cents per share in the second year. The Company also issued 452,500 share purchase warrants exercisable for two years at $0.10 as finders fee on the first placement and 566,000 compensation options exercisable at $0.25 for a period of two years on the second placement. The compensation options convert into a share and a share purchase warrant exercisable for two years at $0.40 in the first year and $0.50 in the second year.

Tasman is a Scandinavian focused mineral exploration company which holds exploration claims and claim applications in Sweden, Finland and Norway that are prospective for strategic metals, including rare earth elements (REE’s) and iron ore.  The Company is compiling historic geochemical exploration data for all projects and more information will be released as it comes available.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

The directors of Ausex and Lumex thank everyone involved in the successful merger of Ausex, Lumex and Tasman for their assistance.

The qualified person for the Company's exploration projects, Mark Saxon, incoming President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy, has reviewed and verified the contents of this release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.